FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 3, 2003

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of Annual Shareholders’ Meeting
Reports to the Annual Shareholders’ Meeting
SIGNATURES

Siemens Aktiengesellschaft
Berlin and Munich

Berlin and Munich
December 2003

Notice of Annual Shareholders’ Meeting

To our shareholders:

NOTICE IS HEREBY GIVEN that the Annual Shareholders’ Meeting of Siemens Aktiengesellschaft (“Siemens AG” or “the Company”) will be held at the Olympiahalle of the Olympiapark, Coubertinplatz, Munich, Federal Republic of Germany, on Thursday, January 22, 2004, at 10:00 a.m., local time, for the following purposes:

Agenda

1.	To receive and approve the annual financial statements and the consolidated financial statements for the fiscal year ended September 30, 2003, as adopted by the Supervisory Board, together with Management’s discussion and analysis of Siemens AG and the consolidated group, and the report of the Supervisory Board on fiscal year 2003

The above records are available for inspection on the Internet at http://www.siemens.com/agm and at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin. Upon request, a copy will be sent to shareholders.

2.	To consider and vote upon appropriation of the net income of Siemens AG to a dividend payout

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:

The unappropriated net income of Siemens AG for the fiscal year ended September 30, 2003 amounts to €979,952,931.10. This net income shall be used to pay out a dividend of €1.10 on each no-par value share entitled to the dividend. The amount attributable to treasury stock shall be carried forward.

3.	To ratify the acts of the Managing Board

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the acts of the members of the Managing Board in fiscal year 2003.

4.	To ratify the acts of the Supervisory Board

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the acts of the members of the Supervisory Board in fiscal year 2003.

5.	To ratify the appointment of independent auditors

The Supervisory Board proposes that the appointment of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main, to serve as the Company’s independent auditors of the annual and consolidated financial statements for the fiscal year ending September 30, 2004 be ratified.

6.	To consider and vote upon a by-election to the Supervisory Board

On July 10, 2003 and July 14, 2003, the Berlin-Charlottenburg and Munich District Courts, respectively, appointed Jerry I. Speyer as a shareholder representative on the Supervisory Board to fill the vacancy created by Dr. Hans-Dieter Wiedig who left the Board before the end of his term. The nominee will stand for election as shareholder-elected member of the Supervisory Board at the Annual Shareholders’ Meeting.

Therefore, the Supervisory Board proposes that

Jerry I. Speyer, New York President and CEO, Tishman Speyer Properties,

be elected to the Supervisory Board as a representative of the shareholders for the remaining term of the vacancy left by Dr. Wiedig.

The Supervisory Board further proposes to elect

Dr. Hans-Dieter Wiedig, Feldafing, Dipl.-Kaufmann,

as substitute member for Mr. Speyer subject to the proviso that he shall become a member of the Supervisory Board if Mr. Speyer resigns from the Board before the completion of his term of office, and that he shall be reinstated as substitute member as soon as the Shareholders’ Meeting has elected a successor for Mr. Speyer in the event of his early resignation.

The composition of the Supervisory Board is governed by § 96 (1) and § 101 (1) of the German Stock Corporation Act (AktG) and § 7 (1), 1st sentence, No. 3 of the German Codetermination Act (MitbestG). The Shareholders’ Meeting shall not be bound to election proposals.

7.	To consider and vote upon a resolution authorizing the repurchase and use of treasury stock

Due to the expiration of the authorization adopted at the Annual Shareholders’ Meeting on January 23, 2003, the Managing Board shall again be authorized to repurchase shares of stock of Siemens AG (“Siemens shares”). In addition to a direct repurchase in the stock market or through a public share purchase offer, the Company shall be authorized to exchange Siemens shares tendered by shareholders for shares of stock of Infineon Technologies AG.

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:

(a)	Siemens AG shall be authorized to repurchase up to 10% of its capital stock existing at the date of the resolution. The aggregate of treasury stock repurchased under this authorization and any other Siemens shares previously repurchased and still held by the Company shall at no time exceed 10% of the then existing capital stock.

This authorization may be implemented wholly or in part, once or several times, by Siemens AG or any of its subsidiaries, or by third parties on behalf of Siemens AG or its subsidiaries.

This authorization shall become effective as of March 1, 2004 and shall remain in full force and effect through July 21, 2005. The authorization to repurchase Siemens shares as approved at the Annual Shareholders’ Meeting on January 23, 2003 will terminate on the effective date of this new authorization.

(b)	Any repurchase shall be effected at the discretion of the Managing Board either (1) directly in the stock market or (2) through a public share purchase offer or (3) through a public share exchange offer of shares of stock of Infineon Technologies AG, Munich (“Infineon shares”) for Siemens shares.

(1)	If the Siemens shares are repurchased directly in the stock market, the purchase price paid per share (excluding incidental transaction charges) must neither exceed nor fall below the market price of a Siemens share on the trading day as determined at the opening auction of Xetra trading (or a comparable successor trading system) by more than 10%.

(2)	In the event of a repurchase through a public share purchase offer, the Company may (i) publicly issue a formal offer or (ii) publicly solicit shareholders to submit offers. The provisions of the German Securities Acquisition and Takeover Act (WpÜG) shall apply, if and where relevant.

(i)	If a formal offer is published by the Company, it shall state the applicable purchase price or purchase price range per share.

The purchase price or purchase price range per share (excluding incidental transaction charges) must neither exceed nor fall below the relevant value of a Siemens share by more than 20%. The relevant value of a Siemens share shall be determined on the basis of the average closing price of a Siemens share in Xetra trading (or a comparable successor trading system) on the last five trading days before the final Managing Board decision is made about the formal offer.

The purchase offer may provide for an acceptance period, terms and conditions, and the possibility of adjusting the purchase price range during the acceptance period, if after publication of a formal offer the market price has deviated significantly from the relevant value during the acceptance period. In the event of an adjustment, the relevant value shall be based on the market price of the Siemens share on the last trading day before the final Managing Board decision is made about the adjusted offer.

If the formal offer is oversubscribed, a proration factor will be applied, i.e. the Company will purchase shares tendered by shareholders on a pro rata basis. The tender of odd lots of up to 150 shares per shareholder may receive preferential treatment.

(ii)	If shareholders are publicly solicited by the Company to submit offers to sell their shares, the Company shall state in its solicitation a price range at which shareholders may submit their offers.

Upon acceptance, the final purchase price shall be determined from all available shareholder offers. The purchase price per share (excluding incidental transaction charges) shall neither exceed nor fall below the relevant value of a Siemens share by more than 20%.

The relevant value of a Siemens share shall be determined on the basis of the average closing price of a Siemens share in Xetra trading (or a comparable successor trading system) on the last five trading days before the date of acceptance of the offers by Siemens AG.

The solicitation may provide for a submission period, terms and conditions, and the possibility of adjusting the purchase price range during the submission period, if after publication of the solicitation the market price has deviated significantly from the relevant value during the submission period.

If shareholders tender more shares for repurchase than the total repurchase amount set by the Company, there will be a proration such that the shares tendered will be accepted on a pro rata basis. The tender of odd lots of up to 150 shares per shareholder may receive preferential treatment.

(3)	In the event of a repurchase through a public share exchange offer to exchange Infineon shares for Siemens shares, the Company may (i) publicly issue a formal offer or (ii) publicly solicit shareholders to submit offers. Small residual amounts may be compensated in cash. The provisions of the German Securities Acquisition and Takeover Act shall apply, if and where relevant.

(i)	If a formal offer is published by the Company, it shall state the applicable exchange price or exchange price range.

The exchange price or exchange price range in the form of one or several Infineon shares and fractional shares (including small residual amounts, if any, but excluding incidental transaction charges) must neither exceed nor fall below the relevant value of a Siemens share by more than 20%. The exchange price or exchange price range and the relevant value of a Siemens share shall be determined on the basis of the average closing price of an Infineon share and a Siemens share in Xetra trading (or a comparable successor trading system) on the last five trading days before the final Managing Board decision is made about the formal offer.

The exchange offer may provide for an acceptance period, terms and conditions, and the possibility of adjusting the exchange price range during the acceptance period, if after publication of a formal offer the market price of the shares has deviated significantly from the relevant value during the acceptance period. In the event of an adjustment, the relevant prices or values shall be based on the corresponding market prices on the last trading day before the final Managing Board decision is made about the adjusted offer.

If the exchange offer is oversubscribed, acceptance of shares tendered for exchange will be prorated. The tender of odd lots of up to 150 shares per shareholder may receive preferential treatment.

(ii)	If shareholders are publicly solicited by the Company to submit offers for the exchange of their Siemens shares for Infineon shares, the Company shall state in its solicitation an exchange price range in the form of one or several Infineon shares and fractional amounts per Siemens share at which shareholders may submit their offers.

Upon acceptance, the final exchange price shall be determined from all available shareholder exchange offers. Such exchange price in the form of one or several Infineon shares and fractional shares (including small residual amounts, if any, but excluding incidental transaction charges) shall neither exceed nor fall below the relevant value of a Siemens share by more than 20%.

The exchange price and the relevant value of a Siemens share shall be determined on the basis of the average closing price of an Infineon share and a Siemens share in Xetra trading (or a comparable successor trading system) on the last five trading days before the date of acceptance of the offers by Siemens AG.

The solicitation may provide for a submission period, terms and conditions, and the possibility of adjusting the exchange price range during the submission period, if after publication of the solicitation the market price of the shares has deviated significantly from the relevant value during the submission period.

If shareholders tender more shares for exchange than the total exchange amount set by the Company, acceptance of shares tendered for exchange will be prorated. The tender of odd lots of up to 150 shares per shareholder may receive preferential treatment.

(c)	The Managing Board shall be authorized to use treasury stock repurchased on the basis of this authorization as follows:

(1)	Such stock may be retired with the approval of the Supervisory Board without requiring an additional resolution by the Shareholders’ Meeting for such retirement or its implementation.

(2)	Such stock may be used to satisfy the Company’s obligations under the 1999 and 2001 Siemens Stock Option Plans, both as amended, in accordance with the resolutions passed at the Annual Shareholders’ Meetings on February 18, 1999 and February 22, 2001. These resolutions can be examined as an integral part of the notarized minutes of the above meetings at the Commercial Registries in Berlin and Munich. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.

(3)	Such stock may be offered for purchase by, and transferred to, persons who are currently employed by Siemens AG or any of its subsidiaries.

(4)	Such stock may be used to service the conversion or option rights granted by Siemens AG or any of its subsidiaries in connection with the issuance of bonds. The aggregate number of shares transferred under this authorization must not exceed 10% of the capital stock at the time when the stock is used provided that it is used to service conversion or option rights issued by applying, mutatis mutandis, the provisions of § 186 (3), 4th sentence, of the German Stock Corporation Act (against contributions in cash, with preemptive rights of shareholders excluded). This limit includes shares issued or disposed of by direct or mutatis mutandis application of these provisions during the term of this authorization at the time when the stock is used. The limit also includes shares that were issued or are to be issued to service bonds with conversion or option rights granted in accordance with the above provisions at the time when the stock is used.

(d)	The Supervisory Board shall be authorized to use treasury stock repurchased by the Company as follows:

Such stock may be transferred to the members of the Managing Board of Siemens AG as stock-based compensation with a blocking period of at least two (2) years. Further details regarding stock-based compensation for Managing Board members are determined by the Supervisory Board.

(e)	The authorizations pursuant to paragraphs (c) and (d) above may be implemented once or several times, severally or jointly, wholly or in part.

(f)	Preemptive rights of shareholders regarding repurchased treasury stock shall be excluded to the extent to which such stock is used pursuant to paragraph (c), subsections (2) through (4) and paragraph (d).

8.	To consider and vote upon the creation of an Authorized Capital 2004 against cash contributions and/or contributions in kind with and without shareholders’ preemptive rights, and the related amendments to the Articles of Association

In addition to the authorized capital reserved for issuance to employees (Authorized Capital 2001/II), the Company currently has two other authorized capitals: Authorized Capital 2001/I against cash contributions with preemptive rights of shareholders, and Authorized Capital 2003 against contributions in kind with shareholders’ preemptive rights excluded. For the purpose of improved clarity, the last two authorized capitals shall be combined into a new Authorized Capital 2004 against cash contributions and/or contributions in kind with the possibility of excluding shareholders’ preemptive rights, and simultaneously be increased in their amounts.

Therefore, the Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolutions:

(a)	The Managing Board shall be authorized to increase, with the approval of the Supervisory Board, the capital stock until January 21, 2009 by up to €600,000,000 nominal through the issuance of up to 200,000,000 shares of no par value registered in the names of the holders against cash contributions and/or contributions in kind. The authorization may be implemented in installments. The Managing Board shall be authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue.

The Managing Board shall be authorized to exclude, with the approval of the Supervisory Board, preemptive rights of shareholders in the event of capital increases against contributions in kind.

In the event of capital increases against cash contributions, shareholders shall be entitled to preemptive rights to subscribe for the new shares. The shares shall be underwritten by banks with the obligation that they must be offered to shareholders for purchase. However, the Managing Board shall be authorized to exclude, with the approval of the Supervisory Board, any preemptive rights of shareholders in the event of capital increases against cash contributions,

(aa)	in order to make use of any residual amounts after excluding preemptive rights of shareholders thereon;

(bb)	in order to grant holders of bonds with warrants or convertible bonds issued by Siemens AG or any of its subsidiaries — as antidilution protection — preemptive rights to subscribe for new shares to the same extent as they would be entitled to after exercising their option or conversion rights or after fulfilling conversion obligations;

(cc)	if the issue price of the new shares is not significantly lower than their stock market price and the total of the shares issued in accordance with the provisions of § 186 (3), 4th sentence, of the German Stock Corporation Act (against contributions in cash, with preemptive rights of shareholders excluded) does not exceed 10% of the capital stock at the time of using this authorization. This limit includes shares issued or disposed of by direct or mutatis mutandis application of these provisions during the term of this authorization until the time of using it. The limit also includes shares that were issued or are to be issued to service bonds with conversion or option rights granted in accordance with the above provisions at the time of using this authorization.

(b)	§ 4 of the Articles of Association shall be amended to include the following new § 4 (11):

“11.	The Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 21, 2009 by up to €600,000,000 nominal through the issuance of up to 200,000,000 shares of no par value registered in the names of the holders against cash contributions and/or contributions in kind. The authorization may be implemented in installments. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue (Authorized Capital 2004).

The Managing Board is authorized to exclude, with the approval of the Supervisory Board, preemptive rights of shareholders in the event of capital increases against contributions in kind.

In the event of capital increases against cash contributions, shareholders are entitled to preemptive rights to subscribe for the new shares. The shares shall be underwritten by banks with the obligation that they must be offered to shareholders for purchase. However, the Managing Board is authorized to exclude, with the approval of the Supervisory Board, any preemptive rights of shareholders in the event of capital increases against cash contributions,

—	in order to make use of any residual amounts after excluding preemptive rights of shareholders thereon;

—	in order to grant holders of bonds with warrants or convertible bonds issued by Siemens AG or any of its subsidiaries — as antidilution protection — preemptive rights to subscribe for new shares to the same extent as they would be entitled to after exercising their option or conversion rights or after fulfilling conversion obligations;

—	if the issue price of the new shares is not significantly lower than their stock market price and the total of the shares issued in accordance with the provisions of § 186 (3), 4th sentence, of the German Stock Corporation Act (against contributions in cash, with preemptive rights of shareholders excluded) does not exceed 10% of the capital stock at the time of using this authorization. This limit includes shares issued or disposed of by direct or mutatis mutandis application of these provisions during the term of this authorization until the time of using it. The limit also includes shares that were issued or are to be issued to service bonds with conversion or option rights granted in accordance with the above provisions at the time of using this authorization.”

(c)	The Authorized Capitals 2001/I and 2003 pursuant to § 4 (6) and (9) of the Articles of Association shall be cancelled on the effective date of the Authorized Capital 2004. The Managing Board shall be instructed to file for registration of the cancellation resolution regarding the Authorized Capitals 2001/I and 2003 pursuant to § 4 (6) and (9) of the Articles of Association in the Commercial Registries in a way to ensure that the cancellation will be filed after registration of the authorized capital approved pursuant to Agenda Items 8 (a) and 8 (b).

(d)	The Supervisory Board shall be authorized to amend § 4 of the Articles of Association depending on the utilization of the Authorized Capital 2004 or upon expiration of the term of the authorization.

9.	To consider and vote upon a resolution authorizing the Managing Board to issue convertible bonds and/or bonds with warrants, to exclude preemptive rights of shareholders, and to amend the Articles of Association accordingly

The authorization to issue convertible bonds and/or bonds with warrants adopted at the Annual Shareholders’ Meeting 2003 has partly been used. To give the Company sufficient room to act, the existing authorization and the Conditional Capital 2003 shall be replaced by a new authorization and a new Conditional Capital 2004.

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolutions:

(a)	The Managing Board shall be authorized to issue bonds in an aggregate principal amount of up to €11,250,000,000 with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to up to 200,000,000 new registered no-par value shares of Siemens AG, representing a pro rata amount of up to €600,000,000 of the capital stock (“Bonds”). The Bonds shall be issued against cash contributions. The authorization shall also include the possibility to assume the guarantee for bonds issued by subsidiaries of Siemens AG and to grant the holders of such bonds Siemens shares in fulfilling the obligations under the conversion or option rights. The authorization shall expire on January 21, 2009. The Bonds issue may be implemented once or several times, wholly or in part. The individual Bonds shall rank pari passu in all respects.

(b)	The pro rata amount of the capital stock represented by the shares to be issued upon exercise of the rights attached to the Bonds must not exceed the nominal amount or an issue price below the nominal amount of each bond. The conversion or exercise price must not fall below 80% of the market price of a Siemens share in Xetra trading (or a comparable successor trading system) at the Frankfurt Stock Exchange, determined on the basis of the average closing price on the five trading days before the final Managing Board decision is made about the issuance of a bond subscription offer or prior to issuance of an acceptance statement by the Company following a public solicitation to submit subscription offers. In the event that subscription rights are traded, the closing market prices on the days of subscription rights trading shall apply, with the exception of the last two days of trading in subscription rights. § 9 (1) of the German Stock Corporation Act shall remain unaffected.

The Managing Board shall be authorized to determine the further conditions of Bonds issue or to establish the conditions of issue by mutual agreement with the governing bodies of the issuing subsidiaries. The conditions of issue may deal with the following issues:

—	whether consideration may be offered in the form of Siemens treasury stock or cash or listed securities, instead of using the Company’s conditional capital;

—	whether the conversion or exercise price or the exchange ratio is to be determined when the Bonds are issued or on the basis of future market prices within a certain range to be determined;

—	whether, and if so, how an exchange ratio should be rounded;

—	whether an additional cash contribution or a compensation in cash is to be made if small residual amounts result;

—	whether a certain point in time can be determined by which the conversion or option rights must or can be exercised;

—	which currency is to be used in issuing the Bonds.

As a matter of principle, the Bonds must be offered to shareholders for purchase, including the possibility of issuing them to banks with the obligation that they must be offered to shareholders for purchase. However, the Managing Board shall be authorized, subject to the approval of the Supervisory Board, to exclude preemptive rights of shareholders,

—	if the issue price of a bond is not significantly lower than its fair market value determined in accordance with generally accepted actuarial methods, and further provided that the aggregate number of shares issued upon the exercise of rights attached to the Bonds in accordance with this authorization pursuant to § 186 (3), 4th sentence, of the German Stock Corporation Act (against contributions in cash, with preemptive rights of shareholders excluded), together with other shares issued or disposed of under this legal provision during the term of this authorization, does not exceed 10% of the capital stock at the time of exercising this authorization;

—	if this is necessary with regard to small residual amounts that result from the exchange ratio;

—	in order to grant subscription rights to the holders of conversion or option rights entitled to subscribe to Siemens shares as a reasonable compensation for dilution of the economic value of such rights, to the extent as would be due to them upon exercise of the rights.

If the economic value of conversion or option rights is diluted during the life of the Bonds and no subscription rights are granted as compensation, the conversion or option rights shall be adjusted in value in accordance with the trading terms and conditions applicable to dilution at Eurex (Germany) as detailed in the conditions of issue relating to the Bonds and without prejudice to § 9 (1) of the German Stock Corporation Act, unless such adjustment is mandatory under German law such the conversion or option rights shall be adjusted.

(c)	To service the conversion and option rights under this authorization and under the authorization adopted at the Annual Shareholders’ Meeting on January 23, 2003, the capital stock shall be conditionally increased by €733,527,750 (Conditional Capital 2004) through the issuance of up to 244,509,250 no-par value shares registered in the names of the holders. The Conditional Capital 2004 will be subject to the following provisions which shall be included as § 4 (12) in the Articles of Association. § 4 of the Articles of Association shall be amended to include the following new § 4 (12):

“12.	The capital stock is conditionally increased by €733,527,750. The conditional capital increase shall be effected through the issuance of up to 244,509,250 shares of no par value registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued, and only to the extent to which holders of convertible bonds or warrants attached to bonds issued by Siemens AG or any of its subsidiaries until January 21, 2009, in accordance with the authorizations of the Managing Board by the Annual Shareholders’ Meetings on January 23, 2003 and January 22, 2004, exercise their conversion or option rights and no other forms of fulfillment are used to service these rights (Conditional Capital 2004).”

(d)	The authorization to issue convertible bonds and/or bonds with warrants adopted at the Annual Shareholders’ Meeting on January 23, 2003, and the existing Conditional Capital 2003 pursuant to § 4 (10) of the Articles of Association shall be cancelled on the effective date of the new Conditional Capital 2004. The Managing Board shall be instructed to file for registration of the cancellation resolution regarding the Conditional Capitals 2003 pursuant to § 4 (10) of the Articles of Association in the Commercial Registries in a way to ensure that the cancellation will be filed after registration of the Conditional Capital 2004 to be approved pursuant to Agenda Item 9 (c).

Reports to the Annual Shareholders’ Meeting

Capital structure of Siemens AG

The following table shows the current capital stock and possible capital measures reflecting the resolutions proposed to the Annual Shareholders’ Meeting:

Current capital stock (December 2003)		€2,672,598,903	890,866,301 shares	100%

Capitals without share-holders’ preemptive rights	Conditional Capital as settlement for former SNI shareholders	€1,028,520	342,840 shares	ca. 0.04%

	Conditional Capital for 1999 Stock Option Plan	€44,587,272	14,862,424 shares	ca. 1.67%

	Conditional Capital for 2001 Stock Option Plan	€147,000,000	49,000,000 shares	ca. 5.50%

	Authorized Capital 2001/II for employee stock	€66,630,000	22,210,000 shares	ca. 2.49%

Option to exclude share-holders’ preemptive rights	Authorization for use of treasury stock to service stock options or convertible bonds and to offer it to employees for purchase, as proposed in Agenda Item 7	€267,259,890	89,086,630 shares	10%

	Authorized Capital 2004 against contributions in kind or cash, as proposed in Agenda Item 8	€600,000,000	200,000,000 shares	ca. 22.45%

	Conditional Capital 2004 for convertible bonds, as proposed in Agenda Item 9	€733,527,750 (of which €133,527,750 for bonds issued)	244,509,250 shares (of which 44,509,250 shares for bonds issued)	ca. 27.45% (of which 10% with option to exclude shareholders’ preemptive rights)

Report on Agenda Item 7

The authorization being sought at the Annual Shareholders’ Meeting 2004 is again intended to give Siemens AG the opportunity to repurchase treasury stock. The repurchase may be made directly in the stock market, through a public share purchase offer, or in the form of an offer to exchange Infineon shares held by Siemens AG in its portfolio for Siemens shares held by shareholders. The public exchange offer of Infineon shares provides an attractive alternative for shareholders to the other forms of repurchase of treasury stock. In order to establish an exchange ratio that enjoys wide acceptance in the marketplace, the shareholders may be solicited to submit offers for exchange within a range set by the Company. Among other things, this is designed to minimize speculative pressure on the market price of the Infineon shares to be exchanged.

The Company shall be enabled to use treasury stock to service the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan. The proposed exclusion of shareholders’ preemptive rights takes account of this purpose. The key points of the 1999 and 2001 Siemens Stock Option Plans were approved at the Annual Shareholders’ Meetings held on February 18, 1999 and February 22, 2001, respectively. The approved key points of these stock option plans can be examined as an integral part of the notarized minutes of these meetings at the Commercial Registries in Berlin and Munich. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.

In addition, the repurchased treasury stock may be offered to employees of the Company or any of its subsidiaries for purchase. Treasury stock may also be transferred to the above employees under stock-based compensation plans. The decision whether employees are offered shares from the authorized capital or from the portfolio of treasury stock shall be made by the Company in the best interests of the shareholders on the basis of the then prevailing liquidity and market position.

The newly established possibility of allocating company stock with a blocking period of at least two (2) years to members of the Managing Board represents a novel compensation device that partly replaces cash compensation and stock options and endeavors to tie Managing Board members more closely to the Company’s economic performance. The decision on the allocation shall be taken by the Supervisory Board. The German Corporate Governance Code (section 4.2.3 (2), 1st sentence) provides for company stock with a multi-year blocking period to serve as a variable component of Managing Board compensation with long-term incentive effect and risk elements.

In addition, the Company shall be able to use treasury stock to service the conversion or option rights granted by Siemens AG or any of its subsidiaries in connection with the issuance of bonds, or to retire such stock without requiring an additional resolution by the Shareholders’ Meeting.

Report on Agenda Item 8

It will be proposed at the Annual Shareholders’ Meeting that an Authorized Capital 2004 of up to €600,000,000 be created. The new Authorized Capital 2004 shall be available for capital increases against cash contributions and against contributions in kind. When utilizing the Authorized Capital 2004, the aggregate amount must not be exceeded. The new Authorized Capital 2004 is designed to replace the currently existing Authorized Capitals 2001/I and 2003. If fully utilized, the proposed volume of the new Authorized Capital 2004 of up to 200,000,000 new shares would correspond to an increase in the current capital stock of approx. 22.45%. The amount of the new Authorized Capital is designed to ensure the financing of even major acquisitions, either against cash or against shares of stock.

If the Authorized Capital 2004 is utilized, shareholders shall be entitled to preemptive rights in the event of capital increases against cash contributions. However, the authorization sought provides that the Managing Board may exclude, with the approval of the Supervisory Board, shareholders’ preemptive rights with regard to any residual amounts. The exclusion of preemptive rights with regard to such residual amounts, if any, enables utilization of the authorization by round amounts. Preemptive rights of shareholders with regard to residual amounts associated with new shares will be used in the Company’s best interests. Furthermore, shareholders’ preemptive rights shall be excluded to the extent this is necessary to grant holders or creditors of bonds a right to subscribe for new shares if the terms of the relevant bond provide for such subscription right. Such bonds include an antidilution protection device in order to facilitate their placement in the capital market, which provides that the holders or creditors, in case of subsequent share issues, may be granted a subscription right to new shares equal to that of shareholders. They are thus placed in the same position as if they were already shareholders. In order to protect the bonds from dilution, shareholders’ preemptive rights to subscribe for such shares must be excluded. This serves to facilitate the placement of the bonds and thus serves the interest of shareholders in an optimized financial structure of the Company.

Besides, the Management Board may exclude preemptive rights with the consent of the Supervisory Board, if the shares are issued against cash contributions at a price which is not significantly lower than the stock market price. This authorization enables the Company to cover any capital requirements even at very short notice in order to swiftly and flexibly use market opportunities in various business fields. By excluding preemptive rights of shareholders, it is possible to place the shares close to the stock market price, i.e. without a discount usual in share issues honoring the existing shareholders’ preemptive rights. Such capital increase against cash contributions with exclusion of shareholders’ preemptive rights may not exceed 10% of the existing share capital at the time of its exercise, thus taking into account the shareholders’ legitimate interest to be protected against dilution of their shareholdings. Each shareholder is able to purchase shares on the market on approximately the same terms if he wants to maintain the quota of his shareholding in the Company. This 10% limit includes shares issued or disposed of by direct or mutatis mutandis application of § 186 (3), 4th sentence, of the German Stock Corporation Act due to other authorizations during the term of this authorization until the time of using it.

It shall be possible to exclude preemptive rights of shareholders in the full amount in the event of capital increases against contributions in kind. Because the Company is faced with global competition, it must be able at all times to act quickly and flexibly on the international and regional markets in the interests of its shareholders. To achieve this, it may be necessary to acquire businesses or ownership interests in businesses at short notice in order to strengthen the Company’s competitive position. Shares of stock may serve as appropriate consideration for conserving liquidity or conforming with the tax framework in certain countries (such as the U.S.). Therefore, the authorization to issue an Authorized Capital 2004 against contribution in kind should give the Company the possibility to offer Siemens shares quickly and flexibly, with the approval of the Supervisory Board, as consideration for claims arising in the context of the preparation, implementation, application or processing of transactions involving the legal or statutory acquisition of businesses or ownership interests in businesses, without having to take recourse to the stock markets. The proposed exclusion of shareholders’ preemptive rights in the event of contributions in kind takes account of this purpose.

This kind of global authorization, with the possibility of excluding shareholders’ preemptive rights, is common practice on a national and international basis. In each case, the Managing Board will carefully examine whether utilization of the Authorized Capital would be in the interests of the Company and all its shareholders. The Managing Board shall report to the Shareholders’ Meeting on any utilization of the Authorized Capital 2004.

Report on Agenda Item 9

An adequate capital structure is an essential prerequisite for the Company’s development. By issuing convertible bonds and/or bonds with warrants (“Bonds”), the Company would be in a position to use attractive financing opportunities depending on the market situation in order to raise debt capital at favorable interest rates. The Company was authorized at the Annual Shareholders’ Meeting on January 23, 2003 to issue bonds in the total amount of up to €5,000,000,000 on up to 89,000,000 shares of Siemens AG. This authorization has been utilized through the issuance of convertible bonds in the principal amount of €2,500,000,000 on up to 44,509,250 shares. In order to give the Company sufficient room to issue bonds, we propose to the Annual Shareholders’ Meeting with regard to Agenda Item 9 that the Managing Board be again authorized to issue Bonds and create a corresponding Conditional Capital 2004.

The authorization being sought is designed to enable Siemens AG to issue Bonds in a principal amount of up to €11.25 billion with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to shares of Siemens AG, effected through the issuance of up to 200,000,000 new Siemens shares, representing a pro rata amount of up to €600,000,000 of the capital stock.

Full utilization of the proposed authorization would increase the Company’s current capital stock by just under 22.45%. The authorization is to expire on January 21, 2009. To service the conversion and option rights under this authorization, the capital stock shall be conditionally increased (Conditional Capital 2004).

The authorization adopted at the Annual Shareholders’ Meeting on January 23, 2003 to issue convertible bonds will terminate on the effective date of the new authorization, and the Conditional Capital 2003 will thus be cancelled. Since the authorization has partly been utilized, the new Conditional Capital 2004 to be adopted provides that besides the issuance of shares under the new authorization, if any, it will also be possible to issue shares to service bonds issued under the old authorization. Therefore, total Conditional Capital 2004 will allow the issuance of up to 244,509,250 shares of Siemens AG registered in the names of the holders, i.e. up to approx. 27.45% of the current capital stock.

The further conditions of the Bond issue are to be determined by the Managing Board. The Bonds are to be offered in the market either through public issuance of a formal bond subscription offer or public solicitation to submit subscription offers. The pro rata amount of the capital stock represented by the shares to be issued upon exercise of the rights attached to the Bonds must not exceed the nominal amount or an issue price below the nominal amount of each bond. The conversion or exercise price or the exchange ratio per share to be determined when the Bonds are issued or on the basis of future market prices within a certain range, must not fall below 80% of the average price determined on the basis of the closing price in Xetra trading on the five trading days prior to publication of the offer or solicitation. Bondholders are to be given the opportunity to accept treasury stock of Siemens AG or compensation in the form of cash or listed securities, instead of Siemens shares issued from the Conditional Capital.

As a matter of principle, shareholders have preemptive rights to acquire the Bonds. In certain cases, however, the Managing Board shall be authorized to exclude, with the approval of the Supervisory Board, preemptive rights of shareholders. Exclusion of shareholders’ preemptive rights is to be permitted if the issue price of a bond is not significantly lower than its fair market value, applying, mutatis mutandis, § 186 (3), 4th sentence, of the German Stock Corporation Act. This approach may be adopted in order to sell a bond issue quickly and flexibly in the market at attractive conditions. Stock markets have become significantly more volatile. As a result, adequate proceeds from securities issues depend increasingly on a company’s ability to react flexibly to market developments. Favorable terms and conditions that reflect market trends cannot be achieved with long-term offerings. Otherwise a substantial markdown would be required in order to ensure the attractiveness of the conditions and thus the success of the bond issue for the entire offering period. A securities issue with preemptive rights for existing shareholders, however, means that there will be uncertainty until the end of the subscription period as to how many rights will be exercised and how many of the securities can be placed with outside investors. As this seriously impedes successful placement of new issues, exclusion of shareholders’ preemptive rights would be expedient in order to place a bond issue quickly and flexibly in the market at attractive conditions.

To ensure that the interests of shareholders are maintained, the issue price of the Bonds must not be significantly lower than the theoretical fair market value determined in accordance with generally accepted actuarial methods. In determining the price and taking into account the then current capital market situation, the Managing Board will keep the markdown on the market price as small as possible, thus reducing the calculatory value of a subscription right to near zero. As a result, existing shareholders would not suffer material economic disadvantage following the exclusion of their preemptive rights. In addition, they would have the opportunity to maintain their pro rata portion of the Company’s capital stock by purchasing the necessary shares on the stock exchange at almost the same terms.

The remaining proposed instances of exclusion of shareholders’ preemptive rights are designed to facilitate the issuance of bonds. The exclusion in the case of small residual amounts is a reasonable and market-conforming measure because the cost of trading subscription rights including residual amounts would be excessive.

Furthermore, it is common practice that the holders of outstanding bonds receive subscription rights in the event of any subsequent utilization of the authorization for the issuance of the bonds, to ensure that the conversion or exercise price of the outstanding bonds need not be reduced in accordance with the existing conditions of issue (antidilution protection). This makes the placement of bond offerings in several tranches much more attractive.

Details on the nominees for election as presented in Agenda Item 6:

Jerry I. Speyer,
President and CEO, Tishman Speyer Properties

No positions to be disclosed.

Dr. Hans-Dieter Wiedig,
Dipl.-Kaufmann

No positions to be disclosed.

Notifications pursuant to § 128 (2), sentences 6 through 8, German Stock Corporation Act

One member of the Supervisory Board of Siemens AG is also a member of Board of Managing Directors of the following financial institution:

Deutsche Bank AG.

One member of the Managing Board of Siemens AG is also a member of the Supervisory Board of the following German financial institution:

Dresdner Bank AG.

The following financial institutions underwrote the Company’s last securities offering within the last five years:

Morgan Stanley & Co. Inc. Credit Suisse First Boston Intl.

The Company has not received notification of equity in Siemens AG being held by a financial institution that must be disclosed pursuant to § 21 of the German Securities Trading Act (WpHG).

Attendance at the Shareholders’ Meeting

Pursuant to § 19 of the Articles of Association and as determined by the Managing Board, those shareholders who are registered in the stock register as shareholders of the Company and who have announced their intention to attend by no later than Friday, January 16, 2004 are entitled to participate in the Annual Shareholders’ Meeting and to exercise their voting rights.

Shareholders who are registered in the stock register may submit their notification of attendance in writing to Siemens AG at the following address:

Siemens Hauptversammlung 2004 81033 Munich Germany

or electronically via the Internet at

http://www.siemens.com/agm

Due to a significant increase in attendance notifications for our shareholders’ meetings in recent years, we regret we are forced to limit the number of admission tickets issued and sent to one ticket per shareholder. To facilitate the organization of the Annual Shareholders’ Meeting 2004 and without wishing to restrict the shareholders’ right to attend, shareholders are requested to mail their notification of attendance as early as possible and only if they seriously intend to participate in the meeting.

Shareholders of record are entitled to vote by proxy, i.e. by delegating their authority to vote their shares at the Annual Shareholders’ Meeting to an attorney-in-fact, such as a bank or shareholders’ association. In this case, timely notification of attendance must be given by the duly authorized attorney-in-fact or the shareholder on behalf of such attorney-in-fact. If neither a bank nor a shareholders’ association is named as proxy, authority to attend and vote by proxy must be submitted in writing or transferred electronically via the above Internet address. Further details are provided in the forms sent to each shareholder.

As a special service offered, shareholders may also delegate their authority to vote their shares at the Annual Shareholders’ Meeting to employees of Siemens AG. The required authority may again be given at the above Internet address or by returning the forms mailed to each shareholder.

A shareholder’s stock that is held of record by a bank (i.e. stock held in “street name”) cannot be voted by such bank unless it has the shareholder’s authority.

Shareholders of record or their named attorneys-in-fact entitled to attend the Annual Shareholders’ Meeting will be issued admission tickets and voting cards.

Holders of American Depositary Receipts (ADRs) may notify attendance, order admission tickets and name proxies through JP Morgan Chase, P.O. Box 43062, Providence, RI 02940-5115, USA.

Inquiries and proposals by shareholders concerning the Annual Shareholders’ Meeting should be sent only to:

Siemens AG Corporate Finance Treasury Investor Relations (CFT 3) Wittelsbacherplatz 2 80333 Munich Germany (Fax: +49 89 636-32830)

or by e-mail to:

hv2004@siemens.com

Shareholder proposals that are required to be disclosed will be posted on the Internet at

http://www.siemens.com/agm

immediately upon their receipt. All proposals relating to items on this Agenda that are received at the above-mentioned address by January 7, 2004, 24:00 h CET, will be considered. Management’s discussion, if any, on the proposals will also be available at the above Internet address after January 7, 2004.

Shareholders may follow the speeches of the Chairman of the Supervisory Board and the Chairman of the Managing Board over the Internet (http://www.siemens.com/agm). Voting results will be available at this Internet address immediately after the Annual Shareholders’ Meeting.

The Notice of Annual Shareholders’ Meeting has been published in the German Federal Gazette (Bundesanzeiger) of December 3, 2003 as well as in the electronic Federal Gazette of the same day.

By order of the Managing Board

Siemens Aktiengesellschaft

This version of the Notice of Shareholders’ Meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. For the purposes of interpretation the German text shall be authoritative and final.

Siemens Aktiengesellschaft • Chairman of the Supervisory Board: Karl-Hermann Baumann • Managing Board: Heinrich v. Pierer, Chairman and CEO • Members of the Managing Board: Johannes Feldmayer, Thomas Ganswindt, Klaus Kleinfeld, Edward G. Krubasik, Rudi Lamprecht, Heinz-Joachim Neubürger, Jürgen Radomski, Erich R. Reinhardt, Uriel J. Sharef, Claus Weyrich, Klaus Wucherer Registered Offices: Berlin and Munich • Commercial Registries: Berlin-Charlottenburg, HRB 12300; Munich, HRB 6684

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 3, 2003	/s/ DR. KLAUS PATZAK Dr. Klaus Patzak Vice President and Corporate Controller

/s/ DANIEL SATTERFIELD Daniel Satterfield Director